July 23, 2010

Via EDGAR and Facsimile

Mr. Kevin Kuhar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Manitowoc Company, Inc.

Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-11978

Dear Mr. Kuhar:

The Manitowoc Company, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 25, 2010 (the “Comment Letter”), with respect to the above-referenced filing on Form 10-K.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1.  Company and Basis of Presentation, page 48

1.                                      We see that during 2009 you recorded adjustments related to your income tax provision and the amortization of deferred financing fees which impacted the fiscal year ended December 31, 2008 and each of your first three fiscal quarters of 2009, respectively.  Please tell us more about these adjustments, including the amounts related to each adjustment and the quarterly period to which each adjustment relates.  In addition, tell us how management concluded these adjustments were not material to each related period and provide us with your SAB 99 and SAB 108 analysis supporting your conclusion.

In response to the Staff’s comment, the following are the Company’s explanation and materiality analyses with respect to:

•                                          the adjustment to the Company’s income tax provision relating to the omission of a dividends received deduction available to the Company in connection with the sale of the Manitowoc Marine Group on December 31, 2008; and

•                                          the adjustment to the Company’s amortization of deferred financing fees relating to the miscalculation of the amortization of the fees attributable to the Company’s credit facility since its inception in the fourth quarter of 2008.

For each analysis related to the above-referenced adjustments, we have included a summary factual background describing the adjustment, the quantitative factors considered by the Company at the time, the qualitative factors considered by the Company at the time and the Company’s ultimate conclusion regarding the materiality of the adjustment.

The Company considered three potential outcomes for making the above adjustments in accordance with Staff Accounting Bulletin (“SAB”) 108, namely:

•                                          restate the affected prior period financial statements, filing amendments to the relevant previously filed periodic reports;

•                                          correct immaterial errors in the period in which they were discovered, with no restatement or correction of prior period financial statements; or

•                                          correct the prior period financial statements for immaterial errors the next time the Company files those financial statements, without amending previously filed periodic reports.

As discussed more fully below, in each analysis the Company concluded pursuant to SAB 108 that:

•                                          the adjustments would not be material to the affected prior period financial statements using the rollover approach of quantifying misstatements, and therefore restatement (the first potential outcome described above) was not required;

•                                          correcting the cumulative misstatement in the period in which it was discovered would be material to the financial statements of such period using the iron curtain approach of quantifying misstatements, and therefore the second potential outcome described above would not be appropriate; and

•                                          as a result of the materiality conclusions contained in the preceding two bullet points, it was appropriate for the Company to elect the third potential outcome described above — correcting the immaterial errors the next time the Company filed such financial statements, without amending previously filed periodic reports.

The Company elected this third potential outcome for both the income tax adjustment and the deferred financing fee adjustment described above.  The factors the Company considered and its conclusions with respect to these adjustments are described below.

Income Tax Adjustment

Background

During the third quarter of 2009, the Company completed and filed its 2008 federal and state income tax returns.  Subsequently, the Company completed its return-to-provision reconciliation to determine differences between the tax provision as reflected in the 2008 financial statements and the actual tax provision as reported on the 2008 returns.  The Company identified differences that resulted in an aggregate return-to-provision federal and state difference of $19.2 million, with one item causing the majority of this difference.  This item related to the treatment of intercompany balances remaining between the Company and the Manitowoc Marine Group (a wholly owned subsidiary of the Company) at the closing date of the sale of the Manitowoc Marine Group, which sale occurred on December 31, 2008.

The 2008 financial statements correctly reported these intercompany balances as an elimination of an intercompany dividend; however, the tax provision accounted for the dividend income but omitted a dividend received deduction available to the Company, which would have fully offset the dividend income, and would have resulted in no net tax liability or expense related to the dividend.

As a result, the tax on the intercompany dividend was improperly included in the current tax liability and income tax provision for financial reporting purposes for the year ended December 31, 2008.  Recognizing this omission, the Company properly took the dividend received deduction on its 2008 tax returns filed in September 2009, resulting in an aggregate tax benefit of $20.7 million ($19.6 million federal and $1.1 million state) which includes the impact of the $19.2 million income tax adjustment described herein. For the reasons stated below, this amount was subsequently reported as an adjustment to the 2008 income tax provision on the revised 2008 financial statements.

Quantitative Considerations

A summary of certain reported amounts by period are presented below.  In this analysis, the Company has presented financial information as reported on a GAAP basis and on a pro-forma basis, excluding for purposes of the pro-forma presentation two significant, unusual items from the 2008 and 2009 results for purposes of its materiality assessment.  The 2008 unusual item relates to a loss (recognized in the third and fourth quarters of 2008) on a series of derivatives that hedged the British Pound purchase price of Enodis plc, a business that the Company acquired in October 2008.  The Company entered into these hedges pursuant to a condition under its borrowing agreement, and the Company considers the related loss a discrete and unique item that is non-operational in nature.  The Company had never before in its history entered into such a transaction (i.e., a purchase price hedge), nor had the Company previously effected an acquisition as large as the Enodis transaction.  The 2009 unusual item relates to an impairment of certain intangible assets in connection with the continuing operations of the Company’s Foodservice segment.

For purposes of assessing the quantitative materiality of the income tax adjustment, the Company concluded that excluding these significant, unusual items was appropriate.  The Company believes that analysts and investors exclude these items when analyzing the Company’s results.  Investors told the Company that they viewed these losses more as an element of the purchase price (2008) and a non-recurring item (2009) than ongoing profit and loss items.  Additionally, these items were reported on a separate line item in the income statements and were removed from the results of the business when reporting earnings per share (EPS) in the Company’s earnings release in each period, which earnings release complied with Regulation G.

The table below portrays selected financial results as reported on a GAAP basis and on a pro-forma basis (adjusted to remove the impact of the purchase price hedges in 2008 and intangible asset impairment in 2009)  which provide the basis for the analysis of the impact of the tax adjustment in the subsequent tables.

As reported - GAAP:

(in millions, except EPS)

	FY 2008	Q3 2009	Nine months ended 9/30/09

Earnings from continuing operations before tax	$79.2	$(11.1)	$(699.9)
Provision (benefit) for income taxes	$1.5	$3.6	$(63.6)
Earnings from continuing operations	$77.7	$(14.7)	$(636.3)

Diluted EPS from continuing operations	$0.61	$(0.10)	$(4.86)

As reported - Pro-forma: (adjusted to remove the impact of the purchase price hedges in 2008 and 2009 impairment charges)

(in millions, except EPS)

	FY 2008 (1)	Q3 2009	Nine months ended 9/30/09 (2)

Earnings from continuing operations before tax	$458.6	$(11.1)	$0.1
Provision (benefit) for income taxes	$148.2	$3.6	$(11.6)
Earnings from continuing operations	$310.4	$(14.7)	$11.7

Diluted EPS from continuing operations	$2.39	$(0.10)	$0.09

(1)	Excludes a charge of $379.4 million ($232.7 million net of tax) related to a loss on derivatives to hedge the pound denominated purchase price of Enodis.
(2)	Excludes impairment charges of $700.0 million ($648.0 million net of tax) recorded in the first quarter of 2009.

The following table compares the GAAP amounts recognized in the above-presented periods (“as reported”) to the amounts that would have been recognized had the 2008 income tax provision reflected the dividend received deduction (“as adjusted”).

Summary of Impact - GAAP

(dollars in millions, except EPS)

	FY 2008	Q3 2009	Nine months ended 9/30/09
Provision (benefit) for income taxes — as reported	$1.5	$3.6	$(63.6)
Provision (benefit) for income taxes — as adjusted	$(19.2)	$(17.1)	$(84.3)
Difference	$20.7	$(20.7)	$(20.7)
% Difference	(1380)%	(575)%	33%

Earnings from continuing operations — as reported	$77.7	$(14.7)	$(636.3)
Earnings from continuing operations — as adjusted	$98.4	$6.0	$(615.6)
Difference	$(20.7)	$20.7	$20.7
% Difference	(27)%	(141)%	(3)%

Diluted EPS from continuing ops — as reported	$0.61	$(0.10)	$(4.86)
Diluted EPS from continuing ops — as adjusted	$0.77	$0.06	$(4.70)
Difference	$(0.16)	$0.16	$0.16
% Difference	26%	(160)%	(3)%

The 2009 third quarter and third quarter year-to-date effective income tax rates with or without the adjustment would be irregular and not reflective of ongoing performance due to the low level of pre-tax book loss. In addition, the income tax provision is not directly correlated to the income (loss) for the periods presented due to items that impact the income tax provision that are not dependent on the income levels.

The Company has also included an analysis of the “pro-forma” amounts (i.e., adjusted to exclude the purchase price hedge loss in 2008 and impairment in 2009) to reflect the amounts recognized in the above-presented periods (“as reported”) to the amounts that would have been recognized had the 2008 income tax provision reflected the dividend received deduction (“as adjusted”).

Summary of Impact- Pro-Forma

(dollars in millions, except EPS)

	FY 2008	Q3 2009	Nine months ended 9/30/09
Provision (benefit) for income taxes — pro forma	$148.2	$3.6	$(11.6)
Provision (benefit) for income taxes — as adjusted	$127.5	$(17.1)	$(32.3)
Difference	$20.7	$(20.7)	$(20.7)
% Difference	14%	(575)%	(178)%

Earnings from continuing operations — pro forma	$310.4	$(14.7)	$11.7
Earnings from continuing operations — as adjusted	$331.1	$6.0	$32.4
Difference	$(20.7)	$20.7	$20.7
% Difference	(7)%	(141)%	177%

Diluted EPS from continuing operations — pro forma	$2.39	$(0.10)	$0.09
Diluted EPS from continuing operations — as adjusted	$2.55	$0.06	$0.25
Difference	$0.16	$0.16	$0.16
% Difference	(6)%	(160)%	177%

Summary of Impact - Balance Sheet Metrics

(dollars in millions)

FY 2008
Other current assets — as reported	$157.2
Other current assets — as adjusted	$177.9
Difference	$(20.7)
% Difference	(13.2)%

Total current assets — as reported	$2,134.3
Total current assets — as adjusted	$2,155.0
Difference	$(20.7)
% Difference	(1.0)%

Stockholders’ equity — reported	$1,299.8
Stockholders’ equity — as adjusted	$1,320.5
Difference	$(20.7)
% Difference	(1.6)%

As discussed above, the income tax adjustment relates to the impact of the sale of the Manitowoc Marine Group that occurred in the fourth quarter of 2008.  The adjustment was discovered in September of 2009 when the 2008 return to provision analysis was prepared. Based on the pro-forma analysis, reporting this adjustment in the third quarter of 2009 when it was discovered would have materially impacted the 2009 third quarter results as evidenced by the over 100% difference in earnings from continuing operations and diluted EPS, and it would have turned a third quarter loss into a small gain. It would have also had a material impact on the year-to-date September 2009 results as evidenced by a nearly 200% increase in the year-to-date diluted EPS on a pro forma basis. The magnitude of the difference is partially due to the fact that pro-forma 2009 earnings from continuing operations before taxes were breakeven, resulting in the adjustment representing a large percentage of the respective metrics.

On the other hand, reporting the adjustment in 2008 would have had a $20.7 million impact on the reported results for fiscal year 2008, or 6% of pro-forma diluted EPS.  The impact of the differences on the relevant summary 2008 balance sheet line items was less than 2%.  As summarized in the conclusion below, this quantitative impact, when considered with the qualitative considerations discussed below, led the Company to conclude the income tax adjustment was not material for purposes of the 2008 financial statements.

Qualitative Considerations

In considering the materiality of the income tax adjustment, the Company also considered all of the qualitative factors set forth in SAB 99.  The SAB 99 qualitative factors, discussed below were considered the most relevant for the Company’s analysis.  For each of the SAB 99 qualitative factors not discussed below, the answer was clearly “no”, thereby supporting a conclusion that the income tax adjustment was not material.

•                                     Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  This issue was subject to precise measurement and did not involve an estimate.

•                                     Whether the misstatement masks a change in earnings or other trends.  Due primarily to the purchase price hedge noted above, the Company’s income in the United States in 2008 was significantly lower than recent historical levels.  Because of the low level of income and other tax planning strategies, the Company’s reported effective tax rate was 1.9%.  If the adjustment was recorded in 2008, the effective tax rate would have been negative 24% because of the relatively low pre-tax earnings.  In contrast, the effective tax rates in fiscal year 2007 and fiscal year 2006 were 28% and 32%, respectively.  The Company believes that in the economic environment of 2009, investors were most concerned about the Company’s backlog, cash flow, debt reduction and operating margins, and that earnings per share and tax rates were less important metrics.  For these reasons, the Company only provided debt reduction guidance for 2009 and did not provide any guidance regarding profitability.  In the reconciliation of the effective tax rate to the statutory rate in the 2008 Form 10-K, the impact of excluding this adjustment in the line item “Taxes on foreign income which differ from the U.S. statutory rate”, was reflected as negative 27.9% versus negative 53% if it had been included.  Furthermore, the Company described the reasoning for the low effective tax rate as being “favorably affected by the significant decrease in U.S. pre-tax income resulting from the loss on currency hedges and certain global tax planning initiatives that are not impacted by pre-tax income volatility” without quantifying these amounts.  Because of these unusual circumstances around the Company’s rate, it was difficult for investors to forecast the future tax rate based on the 2008 effective rate, and the Company did not provide public guidance on the forecasted 2009 tax rate.  Since an adjustment of $20.7 million would not have “normalized” the tax rate, the Company does not believe that it is probable that the judgment of a reasonable person relying on the 2008 financial reports would be changed or influenced by this adjustment.

•                                     Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  For fiscal year 2008, analysts’ average expectations for the Company’s earnings were $3.15 per share, whereas reported comparable results per Regulation “G” disclosures were $3.10 per share (adjusted for one-time items, including the purchase price hedge and restructuring costs primarily).  For the fourth quarter of 2008, analysts’ average expectations for earnings were $0.59 per share, whereas reported comparable results per Regulation “G” disclosures were $0.51 per share.  The income tax adjustment would have added $0.16 per share to the reported results for both fiscal year 2008 and the fourth quarter of 2008.  In 2009, analysts’ average expectations were $0.47 per share for the full year and actual results for the full 2009 fiscal year were $0.30 per share. For the third quarter of 2009, the analysts’ average expectations were $0.08 per share and actual results for the quarter were $0.02 per share inclusive of this item.  In addition, adjusted for the purchase price hedge, on a comparative basis, the Company’s results for the third quarter of 2009 showed a significant decrease from the third quarter of 2008 ($0.58/share) with or without the inclusion of this item.  Therefore, the income tax adjustment did not hide a failure of the Company to meet analysts’ average estimates in any period.

•                                     Whether the misstatement changes a loss into income or vice versa.  The misstatement did not change a loss into income or vice versa in 2008 or in the full year 2009 results.  However, reporting the adjustment in the third quarter of 2009 would have changed an after-tax loss into a marginal gain.

•                                     Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  The only relevant incentive compensation is the incentive compensation under the Company’s Short-Term Incentive Plan, which is based on Economic Value Added ® (“EVA®”).  For executive management where the actual effective tax rate is used in the calculation of the short-term incentive compensation, (a) there was no impact on the 2008 short-term incentive compensation since it was already at its maximum payout level prior to any adjustment, and (b) there was no impact on the 2009 short-term incentive compensation, as bonus levels were not reached in 2009, and no bonus was paid or would have been paid, with or without this item.  In addition, for all other short-term incentive compensation plan participants, the tax rate used in the incentive compensation calculation formula is fixed at 39%, and, therefore, this income tax adjustment would not have any impact on the short-term incentive compensation for those individuals.

•                                     Whether the authoritative guidance on the subject is clear.  The interpretation of the guidance was not immediately clear, but subsequent analysis clarified the position for purposes of filing the 2008 tax returns.

•                                     Whether the company complies with its obligation to maintain books and records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets and has the corporation maintained a system of internal controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP.  At December 31, 2008, the Company concluded that it had a significant deficiency in the area of income taxes, which was communicated to management and the Company’s Audit Committee. This adjustment was determined to be a manifestation of this significant deficiency and therefore attributed to the 2008 issue. The Company has improved, and continues to improve, its control environment in the area of income tax reporting, and the Company’s independent registered public accounting firm delivered an unqualified opinion regarding management’s assessment of the Company’s internal controls as of December 31, 2009. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 in management’s report on internal control over financial reporting.

The Company also considered the following qualitative circumstances regarding the misstatement:  The global economy began a precipitous drop in the second half of 2008.  Commercial and residential construction, key indicators for the Company’s crane purchases, was heavily impacted, resulting in unanticipated declines in new orders and sales.  In addition, certain customers who still wanted to purchase cranes were adversely impacted by credit conditions and in some cases were unable to obtain financing, leading to order cancellations and further declines in sales from expectations.  As noted above, the Company significantly underperformed relative to analyst expectations in the fourth quarter of 2008.  Its stock price declined from $15.53 at the end of the third quarter to $8.66 at the end of the fourth quarter of 2008, primarily due to concerns around future revenue, profitability and financial covenant compliance.  The discussions at all analyst meetings and investor calls during that time and through the current period have been focused on revenue projections in the Crane segment, with integration of the Enodis business and Foodservice projections being a secondary topic.  EPS and non-operational items such as taxes have not been areas of focus in those discussions, and the Company suspended all EPS guidance for 2009 as a result of the uncertainty.

The Company consulted its investor relations specialist for an independent view of tax items contained in financial results.  The specialist noted, “Generally, analysts don’t spend much time on taxes. . .  Since taxes are not an operational issue, analysts are usually satisfied with a reasonable high-level explanation for any unusual tax items.”  It should also be noted that the Company understands that its debt holders also generally do not consider taxes to be important, as any tax effect is eliminated from the financial covenant calculations and other metrics that are most significant to debt holders, including EBIT and EBITDA.

Lastly, the Company also provided full disclosure of the adjustment and impact on previously issued financial statements in its quarterly report on Form 10-Q for the quarter ended September 30, 2009.

Conclusion

Taking into consideration the quantitative and qualitative factors discussed above, including consideration of the unusual loss associated with the purchase price hedge, the Company does not believe the income tax adjustment as it relates to the previously issued 2008 financial statements, which is 6% of 2008 pro-forma earnings from continuing operations and 2% of the relevant balance sheet line items, is material or would affect the judgment of a reasonable investor.  Furthermore, the Company considered recording the cumulative effect of the adjustment in the period it was discovered (the third quarter of 2009).  Recording this adjustment in the third quarter of 2009 would have required an out-of-period decrease to income tax expense of approximately $21 million.  The amount would have represented an 177% adjustment to the pro-forma earnings from continuing operations for the nine month period ended September 30, 2009.  The Company concluded that the impact of correcting the item in the third quarter of 2009 would have been misleading to the users of the financial statements due to its materiality in the quarter and the fact that it would change a loss into a gain for the period.  In compliance with applicable literature, the Company believes prospective revision of the affected periods as discussed in SAB 108, was the correct action, and, therefore, the Company did not include the benefit resulting from this 2008 return-to-provision adjustment in its financial statements for the third quarter of 2009 and revised the December 31, 2008 balance sheet reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2009.  The full impact of the revision was recorded in the 2009 Form 10-K.  The Company’s independent registered public accounting firm and the Company’s Audit Committee were consulted throughout management’s analysis of the issue and were advised of and discussed management’s final conclusions.

Deferred Financing Fee Adjustment

Background

During the fourth quarter of 2009, the Company discovered an error in the spreadsheet calculation of the amortization of deferred financing fees associated with the Company’s new credit facility.  Early debt pay-downs of principal since the October 2008 inception of the facility caused the error in original design of the spreadsheet to manifest itself in 2009.

Quantitative Considerations

A summary of certain reported and pro forma (to adjust for certain one-time items) amounts by period is presented below:

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
As Reported:
(in millions)
Operating earnings from continuing operations	$30.7	$47.6	$51.6	$(643.2)	$71.5
Total interest expense	56.1	61.0	54.5	48.9	36.7
Other (income) expenses	(1.9)	(2.3)	(4.1)	(2.1)	189.3
Total other income (expenses) - net	54.2	58.7	50.4	46.8	226.0
Earnings from continuing operations before taxes	(26.5)	(11.1)	1.2	(690.0)	(154.5)
Net Income	$(24.9)	$(17.7)	$(18.1)	$(656.3)	$(200.4)

Diluted EPS from continuing operations	$(0.20)	$(0.09)	$0.01	$(5.04)	$(1.19)

Average EBT	$89.2	$102.0	$102.6	$120.2	$89.2

Total Assets	$4,278.7	$4,645.0	$4,833.6	$5,164.8	$6,065.4
Total Stockholder’s Equity	$607.1	$643.2	$604.4	$591.6	$1,300.0

Pro forma:
(adjusted to remove the impact of purchase price hedges in 2008 and impairment charges in 2009)
Operating earnings from continuing operations	$30.7	$47.6	$51.6	$56.8	$252.5
Total interest expense	56.1	61.0	54.5	48.9	36.7
Other (income) expenses	(1.9)	(2.3)	(4.1)	(2.1)	8.3
Total other income (expenses) - net	54.2	58.7	50.4	46.8	45.0
Earnings from continuing operations before taxes	(26.5)	(11.1)	1.2	10.0	26.5
Net Income	$(24.9)	$(17.7)	$(18.1)	$(8.3)	$(82.4)

Diluted EPS from continuing operations	$(0.20)	$(0.09)	$0.01	$0.08	$0.20

Total Assets	$4,978.7	$5,345.0	$5,533.6	$5,864.8	$6,065.4
Total Stockholder’s Equity	$1,037.1	$1,073.2	$1,034.4	$1,357.6	$1,418.0

In this analysis, the Company has presented financial information as reported and with the proposed corrections (the tax impact of the adjustments are not included in the analysis as their impact is deemed immaterial):

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
As Reported:
Total interest expense	$56.1	$61.0	$54.5	$48.9	$36.7
Total interest expense - As adjusted	44.9	56.0	48.8	47.2	37.9
Difference	$(11.2)	$(5.0)	$(5.7)	$(1.7)	$1.2
Difference %	-20.0%	-8.2%	-10.5%	-3.5%	3.3%

Total other income (expenses) - net	$54.2	$58.7	$50.4	$46.8	$226.0
Total other income (expenses) - net - As adjusted	43.0	53.7	44.7	45.1	227.2
Difference	$(11.2)	$(5.0)	$(5.7)	$(1.7)	$1.2
Difference %	-20.7%	-8.5%	-11.3%	-3.6%	0.5%

Earnings from continuing operations before taxes	$(26.5)	$(11.1)	$1.2	$(690.0)	$(154.5)
Earnings from continuing operations before taxes - As adjusted	(15.3)	(6.1)	6.9	(688.3)	(155.7)
Difference	$11.2	$5.0	$5.7	$1.7	$(1.2)
Difference %	-42.3%	-45.0%	475.0%	-0.2%	0.8%

Net income	$(24.9)	$(17.7)	$(18.1)	$(656.3)	$(200.4)
Net income - As adjusted	(13.7)	(12.7)	(12.4)	(654.6)	(201.6)
Difference	$11.2	$5.0	$5.7	$1.7	$(1.2)
Difference %	-45.0%	-28.2%	-31.5%	-0.3%	0.6%

Diluted EPS from continuing operations	$(0.20)	$(0.09)	$0.01	$(5.04)	$(1.19)
Diluted EPS from continuing operations - As adjusted	(0.11)	(0.05)	0.05	(5.03)	(1.20)
Difference	$0.09	$0.04	$0.04	$0.01	$(0.01)
Difference %	-43.0%	-42.6%	437.5%	-0.3%	0.8%

Average EBIT	$89.2	$102.0	$102.6	$120.2	$89.2
% - Iron Curtain	12.6%	11.0%	6.0%	0.4%	-1.3%
% - Rollover	1.7%	4.9%	5.6%	1.4%	-1.3%

Total Assets	$4,278.7	$4,645.0	$4,833.6	$5,164.8	$6,065.4
Total Assets - As adjusted	4,289.9	4,650.0	4,839.3	5,166.5	6,064.2
Difference	$11.2	$5.0	$5.7	$1.7	$(1.2)
Difference %	0.3%	0.1%	0.1%	0.0%	0.0%

Total Stockholder’s Equity	$607.1	$643.2	$604.4	$591.6	$1,300.0
Total Stockholder’s Equity - As adjusted	618.3	648.2	610.1	593.3	1,298.8
Difference	$11.2	$5.0	$5.7	$1.7	$(1.2)
Difference %	1.8%	0.8%	0.9%	0.3%	-0.1%

In the following table the Company has presented financial information pro forma and with the proposed corrections (Q4 2009 is not presented in this table as the results are consistent with the as reported table, since there were no pro forma adjustments (the tax impact of the adjustments are not included in the analysis as their impact is deemed inmaterial)):

	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Pro forma:
Total interest expense	61.0	54.5	48.9	36.7
Total interest expense - As adjusted	56.0	48.8	47.2	37.9
Difference	(5.0)	(5.7)	(1.7)	1.2
Difference %	-8.2%	-10.5%	-3.5%	3.3%

Total other income (expenses) - net	58.7	50.4	46.8	45.0
Total other income (expenses) - net - As adjusted	53.7	44.7	45.1	46.2
Difference	(5.0)	(5.7)	(1.7)	1.2
Difference %	-8.5%	-11.3%	-3.6%	2.7%

Earnings from continuing operations before taxes	(11.1)	1.2	10.0	26.5
Earnings from continuing operations before taxes - As adjusted	(6.1)	6.9	11.7	25.3
Difference	5.0	5.7	1.7	(1.2)
Difference %	-45.0%	475.0%	17.0%	-4.5%

Net income	(17.7)	(18.1)	(8.3)	(82.4)
Net income - As adjusted	(12.7)	(12.4)	(6.6)	(83.6)
Difference	5.0	5.7	1.7	(1.2)
Difference %	-28.2%	-31.5%	-20.5%	1.5%

Diluted EPS from continuing operations	(0.09)	0.01	0.08	0.20
Diluted EPS from continuing operations - As adjusted	(0.05)	0.05	0.09	0.19
Difference	0.04	0.04	0.01	(0.01)
Difference %	-42.6%	437.5%	17.0%	-4.5%

Average EBIT	101.99	102.60	120.21	89.19
% - Iron Curtain	11.0%	6.0%	0.4%	-1.3%
% - Rollover	4.9%	5.6%	1.4%	-1.3%

Total Assets	5,345.0	5,533.6	5,864.8	6,065.4
Total Assets - As adjusted	5,350.0	5,539.3	5,866.5	6,064.2
Difference	5.00	5.70	1.70	(1.20)
Difference %	0.1%	0.1%	0.0%	0.0%

Total Stockholder’s Equity	1,073.2	1,034.4	1,357.6	1,418.0
Total Stockholder’s Equity - As adjusted	1,078.2	1,040.1	1,359.3	1,416.8
Difference	5.00	5.70	1.70	(1.20)
Difference %	0.5%	0.6%	0.1%	-0.1%

Due to the near break-even results in the second and third quarter of 2009, the Company included quarterly averages from 2006 for earnings before income taxes (adjusted for one-time items) (EBIT) to consider the effect in a “normal” period.  The Company concluded that impacts on net income and interest expense line items were immaterial in the fourth quarter of 2008 (and full fiscal year 2008) and the first quarter of 2009 and for the remaining quarters of 2009.  Considering the historical average results, the adjustments for all periods are also quantitatively immaterial.

The differences on all impacted balance sheet line items were less than 1% and considered immaterial for further quantitative evaluation.

Qualitative Considerations

In considering the materiality of the deferred financing fee adjustment, the Company also considered all of the qualitative factors set forth in SAB 99.  The SAB 99 qualitative factors, discussed below were considered the most relevant for the Company’s analysis.  For each SAB 99 qualitative factor not discussed below, the answer was a clear “no”, thereby supporting a conclusion that the deferred financing fee adjustment was not material to the periods.

•                                     Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  The effective interest rate method can be calculated precisely and does not involve estimates.

•                                     Whether the misstatement masks a change in earnings or other trends.  The Company noted no significant change in the trend in earnings or other metrics with the adjustments applied to any period.

•                                     Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  For fiscal year 2008, analysts’ average expectations for the Company’s earnings were $3.15 per share, whereas reported comparable results were $3.10 per share (adjusted for one-time items, including the purchase price hedges and restructuring costs primarily).  In 2008, the deferred financing fee adjustment would have decreased EPS by approximately $0.01, with the Company’s results still missing analysts’ average expectations significantly.  In 2009, the Company did not provide public EPS guidance, but in all cases the correcting adjustment would have improved quarterly EPS only slightly.  Therefore, the correcting adjustment would not have changed whether or not the Company met analysts’ average expectations in the fourth quarter of 2008 or the first three quarters of 2009.  Full year 2009 EPS was correctly stated as the adjustment was recorded in the fourth quarter of 2009.

•                                     Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  The only relevant incentive compensation is the incentive compensation under the Company’s Short-Term Incentive Compensation Plan, which is based on EVA.  The 2008 short-term incentive compensation was at its maximum payout level prior to any adjustment and there is no impact on 2009 incentive compensation, as bonus levels were not reached in 2009, and no bonus was paid or would have been paid, with or without this adjustment.  Furthermore, for purposes of calculating short-term incentive compensation performance, the formula for EVA does not include interest or deferred financing fees expense, as this is not considered an element of the profit and loss component of the formula.  Therefore, the deferred financing fee adjustment would have no impact on the short-term incentive compensation awards.

•                                     Whether the authoritative guidance on the subject is clear.  Clear guidance exists and the error was in the calculation of compliance with said guidance and not opposed to such guidance.

•                                     Whether the company complies with its obligation to maintain books and records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets and has the corporation maintained a system of internal controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP.  At December 31, 2009, the Company concluded that it had a significant deficiency in this area, which was communicated to management and the Company’s Audit Committee.  While this significant deficiency applied to this specific and narrow item, other spreadsheets were revisited to ensure similar errors were not present.  No additional errors were found.  Another factor that was also considered was that it was unlikely the adjustment could have been larger because the quarterly and annual impact was known, as the entire amortization term schedule was contained in the spreadsheet.  In no future year would the adjustment have been greater than in 2009.  The Company has improved, and continues to improve, its control environment to remediate the 2009 significant deficiency relating to this item, and the Company’s independent registered public accounting firm delivered an unqualified opinion regarding management’s assessment of the Company’s internal controls as of December 31, 2009.  Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 in management’s report on internal control over financial reporting.

The Company also considered the following qualitative circumstances regarding the misstatement.  The global economy began a precipitous drop in the second half of 2008.  Commercial and residential construction, key indicators for the Company’s crane purchases, was heavily impacted, resulting in unanticipated declines in new orders and sales.  In addition, certain customers who still wanted to purchase cranes were adversely impacted by credit conditions and in some cases were unable to obtain financing, leading to further declines in sales from expectations.  As noted above, the Company significantly underperformed relative to analyst expectations in the fourth quarter of 2008.  Its stock price declined from $15.53 at the end of the third quarter to $8.66 at the end of the fourth quarter of 2008, primarily due to concerns around future revenue, profitability and financial covenant compliance.  The discussions at all analyst meetings and investor calls during this time and through the current period have been focused on revenue projections in the Crane segment, with integration of the Enodis business and Foodservice projections being a secondary topic.  EPS and non-operational items such as taxes have not been areas of focus in those discussions, and the Company suspended all EPS guidance for 2009 and 2010 as a result of this uncertainty.

Conclusion

Taking into consideration the quantitative and qualitative factors discussed above, the Company does not believe the deferred financing fee adjustments, as they relate to the previously issued financial statements for 2008 and the first three quarters of 2009, are material or would affect the judgment of a reasonable investor.  Further, the Company considered recording the cumulative effect of the adjustment in the period it was discovered (the fourth quarter of 2009).  Recording this adjustment in the fourth quarter of 2009 would have required an out-of-period decrease to deferred financing fee amortization expense of approximately $12 million.  That amount would represent 20% of the Interest expense and Other (income) expense line items  for the fourth quarter of 2009 and exceeded 12% of average pro-forma EBIT.  Based on these and the other qualitative and quantitative considerations discussed above, the Company concluded that the impact of correcting the item in the fourth quarter of 2009 would have been misleading to the users of the financial statements.  In compliance with applicable literature, the Company believes prospective revision of the affected periods, as discussed in SAB 108, is the correct action, and, therefore, the Company revised the financial statements for the first three quarters of 2009 when those financial statements were next reported.  The 2009 financial statements in the 2009 Form 10-K, including the quarterly data contained therein, properly reflect the correction and described the adjustment to the first three quarters of 2009 and the fourth quarter of 2008.  The Company’s independent registered public accounting firm and the Company’s Audit Committee were consulted throughout management’s analysis of the issue and were advised of and discussed management’s final conclusions.

Goodwill and Other Intangibles, page 61

2.                                      We note the disclosure that you engaged an independent third party valuation firm to assist in the impairment testing of goodwill.  Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management.  In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

The Company utilized an independent valuation firm to assist in the impairment testing of goodwill and other intangible assets by providing an independent valuation of the reporting units that had potentially suffered an impairment.  The Company did not quote or summarize any portion of the report of the independent valuation firm in the 2009 Form 10-K, nor did the Company state that the independent valuation firm “reviewed or passed upon” any information contained in the Company’s audited financial statements or other information contained in the 2009 Form 10-K.  See Rule 436(b) under the Securities Act of 1933, as amended (the “Securities Act”).  The information provided by the independent valuation firm was considered by the Company (along with other information and data) in making its judgment as to the valuation estimates used in the Company’s impairment analysis, but by no means was the information provided by the firm the sole basis for these estimates.  No statements contained in the 2009 Form 10-K were or should have been attributed to the independent valuation firm.  The Company acknowledges that management is responsible for determining the fair values of reporting units that may have suffered impairments.  Accordingly, the Company considered but did not rely exclusively on the information provided by the independent valuation firm.  For these reasons, the Company does not consider the independent valuation firm to have served as an expert within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the Company’s impairment analysis, including the valuation of assets.  The Company therefore believes that its existing disclosure is appropriate and adequate.

*            *            *            *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                                          Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                                          the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 652-1720.

Very truly yours,

THE MANITOWOC COMPANY, INC.

		By:	/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial Officer

Enclosure

cc:	Jeffrey Jaramillo
Dennis C. Hult
Securities and Exchange Commission